SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Concrete Pumping Holdings, Inc.

(Name of Subject Company (Issuer))

Concrete Pumping Holdings, Inc.

(Name of Filing Person (Offeror))

Restricted Share Awards for Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

206704108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Iain Humphries

Chief Financial Officer and Secretary

Concrete Pumping Holdings, Inc.

500 E. 84th Avenue, Suite A-5
Thornton, Colorado 80229
(303) 289-7497

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

April Hamlin, Esq.

Ballard Spahr LLP

80 South 8th Street, Suite 2000

Minneapolis, MN 55402

(612) 371-3211

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$ 14,011,204.44	$1,529

(1) Estimated solely for purposes of determining the filing fee and calculated assuming that all outstanding restricted share awards that may be eligible for exchange in the offer will be exchanged pursuant to the offer.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11, is $109.10 per $1,000,000 of the aggregate transaction valuation.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,529 Form or Registration No.: Schedule TO-I	Filing Party: Concrete Pumping Holdings, Inc. Date Filed: October 1, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4.	☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2020 (the “Schedule TO”), by Concrete Pumping Holdings, Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange eligible restricted share awards for new restricted share awards with modified terms, pursuant to the Offer to Exchange Certain Outstanding Restricted Share Awards for New Restricted Share Awards dated October 1, 2020 (the “Offer to Exchange”).

This Amendment No. 1 is being filed solely to amend “Item 4. Terms of the Transaction” to reflect and report the final results of the exchange offer under the caption “Material Terms.” This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Offer to Exchange. Terms used herein and not defined herein have the meanings given to them in the Offer to Exchange.

Item 4.      Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The offer by the Company as described in the Offer to Exchange expired at 10:00 p.m., Mountain Time, on October 29, 2020. A total of 95 eligible employees participated in the offer, including Bruce Young, the Company’s Chief Executive Officer and a director, and Iain Humphries, the Company’s Chief Financial Officer and a director. Pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange eligible restricted share awards for 4,248,244 shares of its common stock, representing approximately 7.3% of the shares of its common stock that were outstanding as eligible restricted share awards. All surrendered eligible restricted share awards were cancelled on October 29, 2020 and in exchange therefor, the Company granted new restricted share awards on October 29, 2020 for 2,571,243 shares of its common stock, subject to the terms of the Offer to Exchange and the 2018 Plan. The vesting and other terms of the new restricted share awards will be governed by the 2018 Plan and the new restricted share award agreement, which are described in detail in the Offer to Exchange.

As a result of the cancellation of surrendered eligible restricted share awards and the issuance of new restricted share awards in exchange therefor on the terms of the Offer to Exchange, the number of shares of the Company’s common stock outstanding decreased by 1,677,626 shares, or approximately 2.9% of the 58,170,206 shares of its common stock outstanding as of September 30, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2020	Concrete Pumping Holdings, Inc.

	By:	/s/ Iain Humphries
Iain Humphries
Chief Financial Officer and Secretary